UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2015

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press release dated July 9, 2015	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2015	Cameco Corporation
By:

“Sean A. Quinn”
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Provides an Update on Saskatchewan Forest Fire Situation

Saskatoon, Saskatchewan, Canada, July 9, 2015     .     .     .     ..     .     .     .     .     .     .     .     .     .

Cameco (TSX: CCO; NYSE: CCJ) announced today that production at its McArthur River, Key Lake, Cigar Lake and Rabbit Lake uranium operations in the Athabasca Basin has not been interrupted by forest fires in northern Saskatchewan.

Cameco has implemented additional measures to protect the health and safety of people and the environment at its facilities and is assisting northern communities in fighting the fires and supporting evacuees. None of Cameco’s operations are directly threatened by the fires which are concentrated in north central Saskatchewan.

Road closures and flight restrictions at northern airstrips are creating logistical challenges to keep the operations supplied with essential materials and staffed. About half of the workforce at Cameco’s Saskatchewan operations are residents of northern Saskatchewan and evacuations of workers and their families are creating additional challenges.

In order to keep non-essential traffic off the two hard-surface roads that connect its operations with southern Saskatchewan, Cameco voluntarily suspended shipments of packaged uranium from its milling facilities. The roads have been periodically closed due to poor visibility related to smoke and proximity to fire. Product is being safely stored and will be shipped once the fire situation improves.

Cameco expects to meet its 2015 production target of 25.3 to 26.3 million pounds and its 2015 sales target of 31 to 33 million pounds.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

The statements that Cameco expects to meet its 2015 production target of 25.3 to 26.3 million pounds and its 2015 sales target of 31 to 33 million pounds are “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. This information is based upon a number of assumptions that, while considered reasonable by management, are subject to significant uncertainties and contingencies. We have assumed that: the severe forest fires in northern Saskatchewan do not cause more extensive damage than currently expected or delay or disrupt production from our Saskatchewan mines and mills or the McClean Lake mill; our development, mining and production plans succeed; our expectations are met regarding the success of our jet boring mining method and the Cigar Lake deposit freezes as planned; modification and expansion of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected; there is no material delay or disruption in our plans as a result of political instability, terrorism, government or political actions, ground movements, cave-ins, additional water inflows, a failure of seals or plugs used for previous water inflows, natural phenomena, delay in acquiring critical supplies or equipment, equipment failure, transportation disruptions or other causes; there are no labour disputes or shortages; contractors, equipment, operating parts, supplies, regulatory permits and approvals are obtained when needed; and that our mineral reserves estimate and the assumptions it is based on are reliable. This forward-looking information also involves known and unknown risks, uncertainties, and other factors that may cause actual results and developments to differ materially from those expressed or implied. They include the risks: that the impact of the forest fires in northern Saskatchewan is more severe than expected, causing production delays or more extensive damage; that an unexpected geological, hydrological or underground condition or an additional water inflow delays or disrupts our plans; of political instability, terrorism, government or political actions, natural phenomena, labour disputes, equipment failure, transportation disruptions, delay in obtaining the required contractors, equipment, operating parts and supplies or other reasons cause a material delay or disruption in our plans; that our development, mining or production plans are delayed or do not succeed for any reason, including, in respect of Cigar Lake, technical difficulties with the jet boring mining method or freezing the deposit to meet production targets, or any difficulties with the McClean Lake mill modifications or expansion or milling of Cigar Lake ore; that our mineral reserves estimate is not reliable; and that our uranium suppliers fail to fulfill delivery commitments. Please also see our most recent annual information form, annual MD&A and quarterly MD&A for other risks and assumptions relevant to the forward-looking information in this news release. We are providing this forward-looking information to help you understand management’s views regarding the impact of northern Saskatchewan forest fires on Cameco’s 2015 production and sales targets and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593